                                                           Filed by Inco Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Falconbridge Limited
                                                     Commission File No. 1-11284
                                         Inco Limited Commission File No. 1-1143



                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 1



                                  INCO LIMITED

                              MODERATOR: SCOTT HAND
                                FEBRUARY 14, 2006
                                   2:00 PM CT


Operator:           This presentation will be deemed to be solicitation material in respect to Inco's Proposed Combination with Falconbridge.

                    Inco filed with the SEC on October 24, 2005, a registration statement on Form F-8 containing an offer to purchase and a share exchange take over bid circular, and on each of December 15, 2005 and January 20, 2006, an amendments to such Form F-8, in connection with the proposed combination, Inco has filed and will file, if required, of the document with the SEC in connection with the proposed combination.

                    Falconbridge has filed a scheduled 14D-9F in connection with Inco's offer and has filed and will file, if required, other documents regarding the proposed combination in each case with the SEC.

                    Investors and security holders are urged to read the registration statements and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information.



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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 2



                    Investors and security holders may obtain copies of the registration statement on Inco's and Falconbridge's SEC filing free of charge at the SEC's Website -- www.sec.gov. In addition, documents filed with the SEC by Inco maybe obtained free of charge by contacting Inco's media or investor relations department.

Scott Hand:         Well, good afternoon and thanks for being here today.

                    Recent times had been pretty interesting and exciting for Inco, we made a lot of progress in the year 2005 and we intend to keep right on going in the year 2006.

                    As you read in our news release, we had another very good year and we have expect more in the year 2006 and this means building on the progress that we are making at the end of last year, and very importantly, successfully completing a friendly acquisition of Falconbridge to create a new Inco -- very exciting time.

                    Before I elaborate and before I talk more about that, I want to turn to the screen for a list of the key members for management team who are present and who will not be making presentations today, and also please notes the Safe Harbor statement on forward-looking information and other related statements.

                    The forward-looking information we will make, excludes the impact of our offer to buy the Falconbridge unless I indicate otherwise.

                    And also, given the recent changes in securities legislation in Canada, there are a few other points that I am supposed to make on behalf of all the

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 3



                    speakers, first, actual results could differ materially from the 2006 outlook and other forward-looking statements that we will make.

                    Certain material assumptions as outlined in today's press release which I hope you all have were made in developing our 2006 outlook and other forward-looking statements.

                    Third, we have filed today's press release and the text and the slides which you will be seeing on the SEDAR in Canada, and finally, our press release contains additional information on the risks related to forward looking information presented today.

                    Also all references will be in US dollars unless we indicate otherwise and the conference call is being Webcast on a live, listen-only basis. As I said before, 2005 was a great year for Inco, revenues and Canadian GAAP earnings reached all time high, we realize very strong cash flow from our operations.

                    Our balance sheet is strong and last week, we increased our quarterly dividend by 25% reflecting our strong financial position, but also a very strong outlook for Inco markets.

                    But looking at operations, we have met or exceeded our production, our cost, our price premium targets or guidance, we achieved consistent and reliable production as well as productivity improvements across the company and at PG Inco, we had record production, we delivered.

                    On the development front, we completed Voisey's Bay ahead of the original schedule and the ramp up is proceeding very well and construction is well underway at Goro with a very strong leadership team.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 4



                    We finished the year with about a billion dollars in the bank while implementing our growth program and of course our friendly acquisition of Falconbridge will create the world's leading nickel company and a great copper company.

                    Another key success to us has been and will continue to be the nickel market which has gathered steam as we moved into the year 2006.

                    I know there are lot of people who are saying, we have seen the high for nickel. I have heard it before and my advise is be cautious, nickel demand remain strong across the board in China, every year, the wise man say that China's economic growth which is improving living standards, increasing demand, can't continue, I want to say that 1.3 billion people in China beg to differ, so be aware of what's happening on the ground and not what you read from the western commentators that haven't spent a lot of time in China.

                    Also industrial productions in capital investment are strong in the United States and they are now improving in Europe and Japan.

                    There is robust demand in the United States and Europe in the high nickel alloys market, fueled by aerospace, power generation, chemical processing and the medical markets, and as Peter Goudie will tell you shortly, we are moving out of the stainless steel production cut backs in 2005, the stainless steel output and prices rising.

                    And nickel companies are producing all they can. New supply is coming and of course, Inco was playing a very big role on that through Voisey's Bay, through Goro, and to our expansion at PT Inco and by getting more production in Ontario and in Manitoba.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 5



                    But supply in our view will continue to chase demand for some time to come.

                    We have been bullish on the nickel market since the year 2002 and I think we have pointed to you in the right direction.

                    Nickel prices have risen in 2002, 2003, 2004, and 2005, volatile yes, but the direction has been up, so I'd advise the forecasters to be careful. The bloom has not off the road set against nickel at your peril.

                    And with a good year on the books for the year 2005, what do we see for the year 2006? And here are our objectives -- consistent, reliable, efficient and safe production must continue across the company with further improvements in productivity.

                    The ongoing ramp up of Voisey's Bay along with continuing efforts to expand that great ore body, steady progress and delivering on the unique promise of Goro which many of you saw, when we have to visit to Goro last November.

                    Nickel production of 565 million pounds with the arrival of the Voisey's Bay ore as well as total production through arrangements with OMG and Boliden in Finland which we'll hear more about shortly.

                    Copper production of 340 million pounds up almost 20% because of the Voisey's Bay concentrate. PGM production at 400,000 ounces with the potential for even higher output as we continue to focus on PGM rich ore.

                    Nickel price premiums of 5-10 cents and that's in line with the year 2005 and total cash cost after by product sets us at $2.35 to go to $2.40 a pound and our own mine production at $2.15 to $2.20 cents a pound.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 6



                    That's up from the number that we are working with last year when we assumed the lower Canadian dollar and lower energy cost than today, and the space, of course on the higher energy cost that all miners are facing today.

                    It also recognizes the fact that Voisey's Bay is expected to beat our original plans of producing 120 million pounds -- by producing 120 million pounds of concentrate in the year 2006.

                    But not all that where get through the final production this year as we fill the pipeline from Labrador to Ontario and to Manitoba and Peter Jones will elaborate on this.

                    But once Voisey's Bay is fully in the system in the second half, our cost should be about 15 cents lower than I indicated for our own mine production.

                    And also, you should understand that we are maximizing production in this nickel market at all locations and incurring of course higher cost to do so.

                    If we did not, our ongoing cost will be about 10-12 cents lower, thus, as we move into the year 2006, we are very well-placed on the cost curve.

                    As for the impact on potential earnings, it's a tough call in 2006 given that consensus metal prices may lag events, they are doing so right now in the market place, but at the first call consensus, metal's price is $6.45 cents for nickel, $1.80 for copper. The PGM price which are on the screen and all this that I said are below current metals prices.

                    We are comfortable with the first call mean consensus for adjusted 2006 EPS of $3.50 a share.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 7



                    Our cash generation will be about 1.4 billion or about $6.30 a share.

                    But let's take a more current look and perhaps to more realistic one. If you used year-to-date prices, that's 6.70 for nickel, 2.19 for copper, and the PGM numbers on the screen are adjusted EPS for 2006, will be about 4.10 to 4.15 a share and of course nickel today close at $6.82 a pound.

                    Our cash flow generation will be about 1.54 billion and cash flow per share is about $6.90 cents.

                    And considering what has happened over the past couple of years, we should carefully consider the likelihood of metals prices coming in above the consensus.

                    Remember strong economic growth in China. The OECD countries are seeing better growth and improved industrial production, but don't be surprised if supply continues to chase demand for nickel and for the other metals.

                    Before I ask Peter Goudie to come up and talk you about the nickel market, I just want to say a few words about the new Inco.

                    We continue to move forward on the anti-trust reviews, we received clearance from Canada, just two weeks ago, and we expect to get responses in the next week or so from the United States Department of Justice and the European Authority.

                    And assuming positive outcome, the way would be clear for us to proceed apparent with our offer for the Falconbridge share.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 8



                    We are very much encouraged by the support from the government in Canada and from the community support that we've received up until now.

                    And the management teams of Inco and Falconbridge are of one mind of the exceptional merits of this combination.

                    The new Inco would be the world leading nickel company, a great copper company, 850 million pounds of nickel in 2006 up to almost a billion pounds by the year 2009.

                    Copper production pro forma of 1.486 billion pounds in 2006 with the potential to double in the year 2011, and also good positions in zinc, PGMs, cobalt, and aluminum -- all providing very good cash flow.

                    We will have diversification, and what we market and sell as where we mine and produce metals in North and South America, Europe, Asia, and the South Pacific.

                    The new Inco will be larger and it will be a better finance with a great project pipeline and the ability to pursue some tremendous growth opportunities.

                    It would be resource-rich company with a terrific exploration portfolio around the world and outstanding prospect for long-term growth, and we will have a very experienced and strong management team.

                    From year one, the Falconbridge acquisition will be accretive to (an) asset value, to book earnings and the cash flow. We will have a very solid financial position in an enterprise value about 25, $24 billion which move us way up on the scale of world mining companies.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                          Page 9



                    We expect to achieve synergies, pre-tax, of $350 million, a net present value of 2.5 billion with a discount rate of 7% and that's of the end of 2007 or by the end of 2007.

                    Our nickel and copper cash cost will be very low and we will be one of the top metals and mining companies in the North American markets.

                    Some people asked why it took so long for this to happen and it would have been great if it could have happened sooner but when you examine the pluses and the minuses, its clear that ideal timing aside, doing the transaction now is a great win for both Inco shareholders and Falconbridge's.

                    Let's take a look at the numbers and the new Inco and consider the opportunities not often but a chance comes along to deal with much larger, a more diversified company with leading and strong positions in a number of metals and to create major efficiencies and values along the way, that's what we are doing by buying Falconbridge -- positioning the shareholders of both companies and of the new Inco to bring even a better future for the shareholders of both.

                    So we are very enthusiastic about it and we are making good progress.

                    With that I will ask Peter Goudie to talk about the nickel markets.

Peter Goudie:       Thank you Scott, I am very happy to be here again to be able to share my views on the nickel market with you this afternoon.

                    Last year, I highlight one key fact that would drive the market in 2005. The possibility that Chinese demand would grow by 45,000 tons and consume 3/4 of the increase in world nickel supply, I was wrong.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 10



                    China continues to surprise on the upside.

                    Chinese nickel demand growth exceeded 55,000 tons and accounted for all the growth in world nickel demand. There is again, the single key fact that you should consider this year -- world's stainless production growth will rebound at least 7% underpinned by Chinese stainless production growth of over 1.2 billion tons.

                    And you know, I could be wrong again, underestimating this. This will lead to ongoing tight nickel brackets forcing price to once again control the supply-demand balance.

                    In 2005, the LME cash nickel price averaged $14,733 per ton, $6.68 per pound -- the highest annual nickel price in history.

                    Yet western world stainless steel production growth fell by 12% in the second half for the year -- the sharpest contraction and in at least 15 years.

                    Given this negative influence, how is the price able to beat 2004's level by 6%? Four reasons -- China's demand growth, exceptional non-stainless markets around the world, nickel producers not making target by 45,000 tons, and exceptionally low nickel inventories.

                    Our outlook for this year is based on four key points, a strong rebound in global stainless production, a tightening scrap market, exceptional non-stainless strength and limited nickel supply growth.

                    The combined impact of these points appears to be missed by many market commentators.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 11



                    I will be happy to clarify.

                    The global economy has been improving steadily, that is great news for stainless production and nickel demand. Several leading indicators point to a better year.

                    Remember that nickel demand and industrial production have a 94% correlation over the last 50 years. Stainless production growth has averaged 1.5 times industrial production growth for the last 50 years.

                    Many commentators of steel forecasting lower nickel prices this year and next and yet we are only six months into the current economic upswing. Stainless steel is the industrial metal. The improving economic environment and industrial production growth forecast of about 6% (playing) confidence to our stainless production growth forecast to 2006 of over 7%.

                    Significant upside potential exist base on the average rebound year of more than 8% and the stainless production to industrial production ratio of 1.5.

                    Stainless production growth will be strong, make no mistake, and not just in China.

                    Consumption is rebounding, inventories have fallen and new facilities will ramp up.

                    We are already witnessing the start of the production rebound. We have heard that melt rates in the first quarter are sharply higher around the world. Orders are picking up strongly and lead times are well into Q2.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 12



                    There have been a flurry of announcements of base price increases worldwide. We have had many requests for spot nickel units to meet the higher melting schedules.

                    Some commentators written off, stainless steel, do not join them.

                    Stainless steel is an amazing product with unmatched characteristics and value. The situation in the second half of 2005 was just an inventory adjustment -- just an inventory adjustment.

                    China's stainless steel production growth of 1.2 million tons, will this year, that make China the world biggest stainless steel producer.

                    Only 3 million tons of new capacity will be built just this year in China as its quest for self sufficiency continues.

                    We expect the total rise in Chinese nickel consumption of about 30%, or 50,000 tons, again leading the world and taking out most of the increase in nickel supply.

                    And remember, I usually make mistakes and underestimate Chinese increases. China will not be alone in increasing stainless output. We expect the Western world production to rise by over 500,000 tons.

                    In 2006, the average nickel grade of stainless will increase as Chinese import controls and consumer reaction against low-nickel-content 200 Series intensify.

                    We saw 200 Series imports to China fall from 70,000 tons per month a year ago to less than 30,000 in December.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 13



                    This single factor represents 20,000 tons of additional nickel demand. The market turned to 200 Series as a form of substitution. But difficulties were encountered and output is now being cut to more appropriate levels.

                    The second key driver for 2006 is scrap tightness.

                    Last year, stainless steel production cutbacks were coupled with the highest scrap ratio in history, sharply reducing primary nickel demand in stainless.

                    But the abundance of scrap was the result of lower total nickel demand, not higher supply of scrap.

                    In fact, the highest nickel price in history could not encourage more scrap to the market. And supply fell by 1% last year.

                    This year, we see scrap being much tighter with supply growth of only 2% at the most. Combined this with 7% to 8% stainless production growth, lower 200 Series and a flat (actuated) ratio and you will quickly realize how tight the scrap market will be and how much primary nickel demand in stainless will grow.

                    I'm confused by some commentators who forecast a falling nickel price, but also predict an increase in scrap supply -- an illogical pair of assumptions to make.

                    Stainless steel production cuts in the second half of last year will deplete the supply chain of thousands of tons of nickel and scrap for 2006. Rising stainless production always faces relatively less scrap due to this lag effect.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 14



                    Periods of high stainless production growth are typically characterized by a sharp fall in the scrap ratio. The reverse is also true as we saw in the second half of 2005 as the steady supply from scrap was fed to mills with the decreasing output. Do not underestimate the lag time in collection and delivery of fabrication scrap.

                    The high nickel prices during the past two years have led to the collection and liquidation of large quantities of old scrap which were pulled forward from future periods and, as a result, will not be available this year.

                    The third point for 2006 is the further strengthening of the non-stainless market, up another 6% to 8% as the aerospace build rate rebound continues and other applications such as gas turbines, hybrid vehicles, power tools and LNG tankers all show strong growth.

                    While you're looking at non-stainless applications, I want to highlight some of the great work our Inco's Specialty Products Group has done. We continued to invest in the rechargeable battery market in China and we are encouraged by the record growth in the hybrid electric vehicle segment as well as consumer sales.

                    Our continuing strong sales of nickel powders for nickel cadmium batteries are driven in large part by strength in portable power tools. In this area, nickel cadmium has a distinct technical advantage.

                    We are pleased to see the European Parliament voted to exempt many key industries from cadmium ban, recognizing the technology's importance.

                    Inco has recently achieved a breakthrough in diesel exhaust filtration with the development INCOFoam HigTemp.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 15



                    This is an exciting new alloy foam that offers significant advantages in the removal of particulate matter from diesel exhaust.

                    It is receiving increased attention especially in Europe where diesel engines have achieved significant penetration and where tougher regulations are taking effect.

                    In fact, we are proud to have recently received the prestigious Annual Innovation Award by VDI -- the German Engineering Association, as well as the European Powder Metallurgy Association Award of Merit, recognizing the importance of our new product and our new technology.

                    It offers a lighter and smaller filter as well as significant cost savings and represents a new market to value-added nickel demand.

                    The fourth and final driver of the market in 2006 is nickel supply. Overall, production growth will be about 3.6% -- 45,000 tones -- as relatively few expansions come to market.

                    This will be another year in which most producers will be at or above capacities and historic maximum levels in an effort to produce every ton of nickel that is needed by consumers.

                    The result is a very high risk of disruptions which cannot be made up for later in the year.

                    We only need to look back at last year to see what can occur when operating at high capacity utilization. Forty-five thousand tons of production was lost to

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 16



                    strikes, feed shortages, maintenance problems, and severe weather conditions. And nickel inventories are still historically low.

                    I believe scrap and primary nickel supply growth will be limited. I know stainless production and nickel demand are recovering strongly. The global economy is growing. Chinese demand will continue to be powered by strong increases in stainless production. Non-stainless applications have another year of robust growth ahead.

                    Industrial production growth of 6%, the expected stainless rebound and limited nickel expansions will lead to a supply-demand deficit. Elevated nickel prices will again act to keep demand in line with supply.

                    Last year was a time of massive restructuring of the stainless industry which is recognizing the new global powerhouse of China and its quest for self-sufficiency. This year, the restructuring continues and total nickel demand will increase.

                    The same drivers affect all base metal cycles -- industrial production, inventory levels, currency movements and capital investment in the mining industry. As a result, the cycles of base metals are typically very similar.

                    Base metals' fundamentals are strong. Yet, nickel seems to be overlooked in the recent rally by some commentators. This could prove embarrassing. The fundamentals of nickel are perhaps stronger than those of many other metals.

                    Our view, consistent since 2002, has not been changed by just six months of stainless steel inventory adjustment. Commodity prices and market forces will cycle as they have done historically.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 17



                    But with hundreds of millions of people still climbing the adoption curves of nickel and stainless consumption, some historic norms will become irrelevant and cycle times will change.

                    Do not assume that markets must soften in the next couple of years simply because they have softened before. Do not rely on gut instincts to guide you. Mark my words, your gut has never been here before.

                    We are in a new phase in the nickel market, a phase that will only be complete when a billion more people have made it into this market. It's a phase that will be studied in history, but only once the future is behind us.

                    Thank you.

Scott Hand:         Thanks, Peter.

                    Inco's success in achieving operational and growth objectives last year prepared us well for a very good year in 2006. Our worldwide focus on safety led to our best-ever results -- 1.3 disabling injuries per 200,000 work hours. And we'll not be satisfied until this number is zero.

                    PT Inco's new off-gas equipment on Furnace 3 went online in May and brought dust emissions well within environmental standards

                    As an unexpected benefit, the furnace output rose by 1.7 million pounds of nickel a year.

                    In Ontario, we expanded our asset plant capacity for fluid bed roasters that will be tied in later this year.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 18



                    Along with other changes, it will cut sulfur dioxide emissions by 30% and reduce particulate discharge. And more improvements are planned.

                    Nickel production from all sources is 487 million pounds last year, in line with our October guidance. Given strong prices, we'll boost profitable production in 2006, even if this sometimes means higher cost. Currently, we'd estimate this higher cost at around 10 cents to 12 cents a pound.

                    This year, our operations are expected to produce 535 million pounds plus another 30 million pounds of finished nickel through cold smelting and refining concentrates in Finland under contracts with Boliden and OMG.

                    And we could do even better. Sudbury smelter is running well. Our new oxygen plant will be online in May, adding reliability to an area responsible for much downtime.

                    By late-2006, at our Ontario concentrator, we'll be able to divert some copper into copper concentrate and make room for even more nickel in the smelter.

                    Voisey's Bay achieved commercial production in December, four months ahead of our original schedule and the ramp-up is going well.

                    It's tough finding ships to get concentrate out when the sea is frozen, but I think that challenge just reflects how well the project is doing.

                    Copper and PGM production were good stories last year too.

                    We produced 277 million pounds of refined copper, slightly above guidance, plus another 10 million pounds of copper in concentrates from Voisey's Bay.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 19



                    In 2006, copper output should climb almost 20% to 340 million pounds, including 65 million pounds from Voisey's Bay concentrates.

                    And PGM outputs reached 419,000 ounces in 2005, well above the 380,000 to 390,000 ounces that we planned. We expect this year to be in the 400,000-ounce range, but we'll be pushing for more.

                    The cobalt output should rise from 3.7 million pounds last year to about 5 million pounds in 2006 as we benefit from the higher cobalt in Voisey's Bay feed.

                    Well, a year ago, most of us wouldn't have forecast today's energy prices and the Canada-US exchange rate. These factors raised our costs. But I believe, in some areas, we did a great job in cutting the expenses and increasing productivity.

                    Last year, Inco's nickel unit cash cost of sales, net of by-product credits, was $2.65 cents a pound, 25 cents better than our guidance last October of $2.85 to $2.95. This exceeded 2004's cost due to dollar strength -- the Canadian dollar strength -- higher energy prices and rising expenses for supplies and services.

                    Output fell because of major plant shutdowns in Ontario and Manitoba to set up for Voisey's Bay feed and enable us to cut SO2 emissions this year. Costs were partly offset by higher by-product prices and less spending on purchased feeds. In addition, we got 70% -- almost $40 million US -- against that cost reduction target of $60 million last year.

                    Our operating divisions achieved productivity increases across the board. We expect further improvements in 2006.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 20



                    PT Inco's mine productivity rose 21% from 2002 levels to 53 tons of ore per work shift. In 2006, PT Inco aims at 56 tons a work shift. And Mark Cutifani will discuss our Canadian operations a little later.

                    In 2006, we expect nickel unit cash cost of sales after by-product credits of between $2.35 and $2.40 a pound. Aside from a 9-cent-a-pound increase due to the Canadian dollar's appreciation from 82 cents to 85 cents, we face steep energy costs, mainly high sulfur fuel oil and diesel of PT Inco.

                    Lower cost for purchased feed, higher nickel and copper production and rising by-product credits served as a partial offset. And we now expect 2006 Inco mine sales production unit cash cost of sales of $2.15 to $2.25 a pound using consensus prices.

                    Last year, our 2006 expected production from Voisey's Bay was 110 million pounds of nickel and concentrate. Given the good ramp-up, our estimate is now about 120 million.

                    However, as we schedule a (shift to fill) pipeline, the quantities of concentrates processed at our operations will be lower than originally planned resulting in around 83 million to 85 million pounds of finished nickel from Voisey's Bay source. We'll get 65 million pounds of copper in concentrate and 1.7 million pounds of cobalt.

                    And in the second half of the year, with the pipeline filled, our overall nickel unit cash cost of sales should be at least 15 cents a pound lower than that projected for the full year.

                    We had a record production at PT Inco last year, 168 million pounds of nickel-in-matte.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 21



                    In Q4, with no planned downtime, our output exceeded 180-million-pound-a-year rate. We plan to increase PT Inco's production capacity by 33% over the name plate capacity to 200 million pounds of nickel-in-matte yearly by 2009.

                    Obviously, this is going to require more mine outputs, power, and changes to the plants. In the short term, the outlook is good. Lakes feeding our generators are above last year's highest level. A historically-best rain period is yet to come and we'll do cloud seeding.

                    In the long term, we need another dam and generating plant. Engineering for this is going well and long-delivery turbines and generators have already been ordered. Power generation should start in late-2008, but required changes to a forestry permit may alter the timing just a bit.

                    The new dam and power plant will give us another 90 megawatts a year of hydropower and allow us to raise production, lower annual cash costs by 10 cents to 15 cents a pound and cut energy supply risk.

                    In 2005, we used more fuel oil to boost production given these great nickel prices. We had oil swap contracts in place for about 16% of PT Inco's usage and we'll continue hedging (to when it peaks).

                    Despite energy costs, Indonesia more than doubled internal diesel price. We recently installed two new fuel power generators since the strong nickel price enables us to make good margins on the incremental production.

                    We're optimizing oil production, using fuels more efficiently and investigating substitutions of pulverized coal for high-sulfur fuel oil in our

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 22



                    kilns and dryers. Given commodity prices, this could yield operating cost savings of 15 cents to 20 cents a pound for PT Inco.

                    We're working to reduce commodity price impacts, improving roads to extend tire life and lower fuel use.

                    And, by the way, we secured our tire needs well into 2007; and by then, we expect the shortage should have eased.

                    Last year, a new mining area, supplied 2.7 million wet metric tons of ore. And in June, under an agreement with PT and (unintelligible), we started selling about 1 million tons of nickel ore a year to its smelter from our (Pomoloti) project

                    Depending on technical and economic viability, sites in our contract of work area, at Bahodopi and Pomalaa, could support two projects each producing more than 100 million pounds of nickel a year.

                    A hydroelectric plant to treat limonite ore in Soroako could produce another 50 million pounds of nickel annually.

                    PT Inco's challenge in 2006 is to produce 167 million pounds of nickel-in-matte and prepare the plant for even higher outputs.

                    Also, we'll install (DEFCAP) equipment on the second furnace and prepare a third.

                    At Voisey's Bay, our 15,000 ton a year project, started up earlier than our regional schedule. (Money) forward returns from January 2003 should top

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 23



                    23% based on $3.75 a pound nickel and a $1 a pound copper. And we all know from Peter, how conservatives those numbers are.

                    In October, we opened our demonstration plant and we've already produced nickel cathode. The plant's running well, and we can now test our high direct process and construction materials in extended operation.

                    We've contracted the use of the Falconbridge ship to move Voisey's Bay concentrate, pending delivery of our own much larger vessel, the (Umiak). It's due in April, and will go into service right after.

                    Aboriginal employment is nearly 50%. Talks will start shortly with the United Steel workers on Voisey's Bay labor agreement but I caution that it's not unusual for a perspective agreement to take six to 12 months to negotiate.

                    We continue to achieve good results from our exploration program on (Reed Brook). Earlier, it indicates a massive sulfide zone with intersection showing attractive grades. We're focusing on a section that shows good thickness on the high nickel copper grades of a massive sulfide zone, with several hundred meters as favorable structure still to explore.

                    Turning to Goro, we're on track to delivery a great new source of nickel for the growing Asian market.

                    Last fall, some of you, had a first hand feel for the project scope, structure , and leadership. We'll likely can and we will expand Goro many times.

                    So looking at phase I financial results alone, undervalues its overall potential. Engineering is about 70% complete, with construction managers in about 900 workers in place.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 24



                    Earth work is started for the process plant at our residue storage facility and on road realignment.

                    Our test mine extends to the separate horizon and expose bedrock. We've done a lot of preproduction planning. Soon the first of almost 3,000 skilled Filipino workers will arrive and construction will really get underway.

                    With two yards in the Philippines, we're building 400 modules and pre-assembled units with the process plant weighing an average 200 to 300 tons, and delivery should begin on April 1 with the boiler plant first off the ship.

                    Milestones this year include completing the port and the steam plant and processed water pipeline in time allow Prony Energy to fire up its first generator.

                    We're getting cost efficiencies from modulization and our contracting strategies.

                    We bought many major items before cost-types, we are reprocessing (after training) materials. The material quantities are within budget.

                    CAPEX for the mine, process plant and infrastructure will likely by at the upper end of the 1.87 billion plus 15% cost range. A definitive estimate is due in the second quarter when engineering will be 75% complete on all major contracts would have been (left).

                    Our start-up target remains late 2007.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 25



                    Goro's returns should be 16%. That's $3.75 a pound nickel, and $9 a pound cobalt, exceeding most other projects. We expect cash cost a pound of nickel after buy credit for about $1.10 to a $1.15 of this assumed metal prices.

                    The total nickel unit cost sales will be about $2 a pound, including depreciation and amortization.

                    Goro will generate strong cash-flows, giving us low-cost position and tax holiday. With $3.75 a pound nickel and $9 pound cobalt, Goro should produce about $220 million of cash-flow in 2009. That's about $1 a share fully diluted.

                    So I have an overlay team of about 100 people on-site for commissioning and ramp up.

                    After a year, we should be at about 75% of annual output of 60,000 tons a nickel and 4,300 to 5,000 tons of cobalt, and this will rise to 90% after a year or two.

                    Some people still doubt the technology that nickel pressure acid leach worked for the Australian laterite producers. Their issue is with building materials and operating challenges.

                    We've learned from them. Nearly all our technology is used effectively for nickel and we run a two and a half year pilot term program.

                    PT Inco's wet laterites has thought us a lot. We've hired veterans from other projects. And crucial operating team members are all ready on-site. We're on track and we will succeed.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 26



                    Goro can grow either through (unintelligible) on ground that's already been prepared which would add around 15,000 to 20,000 tons of capacity, or simply by doubling plant size. And it doesn't stop there.

                    Inco's growth pipeline is enormous. Voisey's Bay, PT Inco, Goro, and Sudbury, we believe that we can continue to have the nickel industry's best asset portfolio.

                    Now, with that I'll turn you over to Mark Cutifani.

                    Mara?

Mark Cutifani:      Thanks, Peter.

                    We've had a solid year, we've held our focus and we know where we're going.

                    I'll be talking to three key themes in today's Canadian operations and discussion. The first is reliability consistency, and our focus on meeting commitments.

                    Second I'll update our progress on creating shareholder value. And third, I'll describe how strategy to manage that critical challenge, (cost precious).

                    Operational focus is improving consistency and reliability which drive's productivity and performance.

                    In Ontario, our mines met target outputs and set new productivity levels Clarabelle Mill priced at it's highest been ever since 1999, and also achieved record productivity.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 27



                    Our smelters' fourth quarter production rate was 7% above its five year average and are coupled with nickel refinery operate at its best ever annual rate of 140 million pounds.

                    We made our nickel output target of 215 million to 220 million pounds. We also met that target despite ramp up issues after the most complex shut down in our history. We beat our guidance for copper, PGMs, and cobalt.

                    In Manitoba, we reached a contract with steel workers without a strike. Nickel output was 107 million pounds, slightly below our guidance of 108 million to 110 million pounds, following a provincial utility power failure.

                    During our maintenance program, we converted from two furnaces to a higher productivity, lower cost, single furnace operation which will raised throughput capacity to 125 million pounds. This was a result in annualized cost savings of Canadian $8 million starting in the second quarter of this year.

                    While focusing on consistency and reliability, we've also examined how to enhance performance and build shareholder value to a more aggressive and innovative approach to managing the flow sheet.

                    The assessment of our resource base, along with mining and downstream processing capabilities has identified new opportunities to create value.

                    We are managing the North American and European operations as a fully integrated operation. Our strategy is designed to extract more value from each process step at each facet of our operations.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 28



                    We are developing our mines in a way that allows to us make best use of our resources and we are reconfiguring the downstream flow sheet to remove process constraints.

                    Filling up process and capacity to handle high value feeds, lets us maximize revenue intensity through our current infrastructure.

                    In other words, we are driving more revenues through the business to improve returns in our existing capital base.

                    An example of the strategy in action is the Coleman mine. We've increased all mine by 60% from our highest value mining operation as mentioned by contained metal value per ton.

                    The mine has a high copper and PGM component which was constrained by the ability that bulk smelter to handle large amounts of copper.

                    By installing a copper removal circuit in the Clarabelle Mill, we will be able to extract up to 40% of the copper in this grade, in this process step, starting in the fourth quarter this year.

                    As a result, more Nickel will be fed to the smelter, our production bottleneck, raising the net revenue, revenue intensity of Ontario's processing by at least 10% at an incremental capital cost of less than 3% of current asset carrying value.

                    In addition, we are enhancing recovery in the concentrator as part of the multi-process improvement plan.

                    In 2005, we beat our PGM production guides of 385,000 ounces.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 29



                    Our target for 2006 is 400,000 ounces. We couldn't have priced it to last year's actual output of 419,000 ounces as we drive to bring the copper nickel separation project into production earlier in 2006 and work some higher PGM mining areas in the plant.

                    Our strategy positions are to raise that PGM output into 2007 and beyond.

                    Removing copper before smelting and refining allows to raise Inco source nickel production which is driving increase exploration and mine development.

                    In Ontario, we'll make a decision this year on the development of (copper) mine, along with nickel, it has a high PGM component. We'll advance the feasibility study for the Kelly Lake operations and the deep deposits of the copper is offset, including (copper with north) and south mines.

                    We've identified these options as we rethink our processing configurations to extract more value from our great resource position.

                    Work on Thompson's one day lower deposit has begun, and will further increase the production of Inco source towards in the product mix. We expect a successful diamond drill program for lateral and deeper extensions to be a foundation for more development and production.

                    We will work the flow sheet harder by investing in critical facilities to increase production capability and reliability.

                    This will also enhance our environmental performance.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 30



                    We aim to seamlessly upgrade processing facilities, improve emissions capture, and raise production capability.

                    For example, our converter upgrade project underway in Ontario will cut sulfur emissions, while enabling us to boost processing rates by at least 2%. This will help maintain critical process control and stability in the smelter by reducing daily variations in feed, caused by local emissions restrictions.

                    We will deliver an economic return from an environmental project -- a win-win for all our stake holders.

                    This project, along with the new oxygen plant to be commissioned in the second quarter, and the fluid bed roaster installation, sets the stage for continuing improvements in production reliability and consistency.

                    There was great effort in Sudbury and Thompson to sit up for Voisey's Bay's feed which first arrived in late 2005.

                    We started out our cobalt circuit in Manitoba just six weeks ago. The processing of ores has gone well. High grade Voisey's Bay feed will bring boost production in both Ontario and Manitoba.

                    Our most pressing issue, and our key challenge is cost.

                    Our flow sheet reconfiguration will assist us in achieving cost reductions and they are focused on delivering consistency and productivity improvements.

                    We've made real progress on all fronts.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 31



                    Productivity improvements have reduced their cost of labor by 10% to a nickel output. Other efficiencies have lowered unit cost by 3% to 5%. Labor reductions and other efficiencies have cut our operating cost base by more than $100 million Canadian in the last two years.

                    Our efforts have buffered the impacts of the rising Canadian dollar and higher energy cost. But there is more to be done.

                    We will make hard decisions, like last year's closure with our Sudbury copper refinery which we accomplished without major disruption.

                    Despite great efforts by the refinery team, including record productivity and a 30% unit cost reduction, we struggle to competitive with a small facility and an aging asset. We use our capital to develop new mines and improving value driving components of our business.

                    We are not fixated on running all facets of the process, we are fixated on the delivering value. This is our strategy implied.

                    The 2006, we have attained record throughput levels for all our Ontario processing operations, including milling, smelting, and refining to produce 243 million pounds of nickel. Peter has also reviewed our overall copper and PGM production targets.

                    In Manitoba, we would complete the move to a single line furnace, and with Voisey's Bay's feed, we plan to produce 120 million pounds for the year.

                    We will the new and larger cobalt plant into full production for the first time we will operate for an entire year without shutting down our processing facilities.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 32



                    Improving performance and managing cost just can't be done unless all of you people are on sight. And our strategy for cost containment is built around how we manage resources and hardware and how we deploy and managing our partners and results, our employees.

                    We have enhanced their operating processes by focusing on control and delivering improved capability.

                    We have the best prime workforce in the mining industry and we are creating value by making each person a true partner in tackling our challenges and creating our success.

                    We intend to use this respectful approach with the steel workers in negotiations for new collective bargaining agreement to replace the one that expires on May 31 this year.

                    Our to-do list in Ontario also includes a three week maintenance shutdown in July.

                    Three key points: We are delivering on our equipment's to be a reliable and consistent nickel producer. We understand the need to meet and exceed expectations. We are driving change through our process by focusing on value creation.

                    We are putting processing in people's strategies in place to reduce cost and realize real business improvements.

                    Now Bob Davies will provide the financial review.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 33



Robert Davies:      All right.  Thank you.

                    We had another outstanding year in 2005, one that was highlighted by all time record total revenue, Canadian GAAP record net earnings and very strong cash-flow from our operations.

                    Let me take you through the specifics. Adjusted net earnings were $811 million in 2005, or $3.64 a share on a diluted basis. That's slightly less than the 855 million that we earned in 2004.

                    Key factors for the impact on production and cost of major plant shutdown, higher energy cost and a stronger Canadian dollar, partly offset by higher prices for most metals.

                    Cash-flow from operations before changes in working capital and capital expenditure as $1.2 billion. Working capital rose by 448 million, this was mainly because of lower taxes payable and higher inventories, following the closure of the copper refinery, and building inventory pipelines both to OMG and from a Voisey's Bay operation to our other Canadian operation in Ontario and Manitoba.

                    Cash-flow from operations and cash on hand more than covered our CAPEX of 1.17 billion and that included $793 million for growth projects.

                    Given our strong cash-flow, we contributed an additional $111 million to our pension plans.

                    Our 2006 pension contribution, is expected to be about $195 million.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 34



                    The excess contribution in 2005 resulted in a lower adjusted fourth quarter tax rate of 29% which is down from our guidance of 36%.

                    We expect our effective tax rate to be about 34% in 2006 or about 70% to 80% current and 20% to 30% deferred taxes. Our yearend cash balance was $958 million, and we have a debt to cap ratio of 28%.

                    Higher production and sales enhanced our leverage to the currently robust nickel and copper prices. And each 10 cents rise in the nickel price lose our diluted net earnings by about 12 cents a share, and are cashed by about $27 million.

                    Our earnings are sensitive to the Canadian US dollar exchange fluctuations. Each 1 cent rise in the average Canadian US dollar exchange rate reduces our adjusted diluted EPS by about 5 cents and increases cash cost by roughly 3 cents a pound. The screen shows our key commodity and currency impact.

                    We expect cash-flow to remain strong this year the current 2006 consensus LME nickel price of 654 a pound, cash-flow from operations and this again before changes in working capital and CAPEX will be about $1.4 billion, or $6.30 a share. At year to date commodity prices, that number would rise to 1.54 billion.

                    We estimate that our 2006 CAPEX to be about 1.82 billion before partner and government funding with Voisey's Bay at 55 million and Goro at 1.14 billion.

                    We anticipate $140 million in new mines development and other expansion projects including the construction of the third dam at PT Inco.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 35



                    Discretionary CAPEX will be about $50 million and our sustaining CAPEX will be about 315 million. Environmental improvements will add 120 million to CAPEX.

                    Forecast depreciation and amortization for this year is $455 million with 2006 amortization of Voisey's Bay purchase price which is expected to be about 145 million with a $90-million earnings impact and $55 million deferred in inventory.

                    We started amortizing the Voisey's Bay acquisition cost in the fourth quarter of 2005 when commercial production was achieved. This non-cash after tax charge was $12 million for 2005 or about 5 cents a share.

                    This year, our net CAPEX spending requirements will be about
                    1.34 billion after the (GRD) and financing for Goro, expected contributions from our partners at Goro and government support for Voisey's Bay.

                    Our net CAPEX funding needs will fall below $760 million in 2007 and drop to 535 million in 2008.

                    At the current consensus price of $6.45 a pound for nickel, we can fund our 2006 CAPEX program from internal cash flow and the cash that we have on hand.

                    Exploration expenses in 2006 are expected to be about $11 million more than in 2005.

                    And the increase mainly reflects exploration in and around Sudbury and Thompson mines as well as drilling at Kelly Lake.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 36



                    R&D expenses should be about 12 million higher than in 2005 due to greater spending on the Voisey's Bay process and on Inco special products.

                    SG&A should be in line with the 2005 total which was $15 million above the 2004 level primarily owing to the share of appreciation rights that were tied to the more than 20% rise in our share price during 2005.

                    With Voisey's Bay in commercial production, about $55 million of our estimated $135 million of interest payments in 2005 will be expensed and the balance will be capitalized to our Goro Project. If the consensus nickel price of $6.45 a pound in 2006 prevails, minority interest should be about $100 million.

                    We intend to insure financial flexibility and liquidity as we profitably grow and we aim to maintain our balance sheet strength, our investment grade credit rating and our ready access to capital markets.

                    These will be key objectives for the long term and we continue to achieve them.

                    Thank you.

                    Scott will conclude with the formal remarks.

Scott Hand:         Thanks, everybody.

                    Just a few closing remarks.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 37



                    As you can see, we intend to expand all across the company in terms of production to take advantage of a very strong nickel market not seen in our history. We're growing and we are growing profitably.

                    The context for our growth, as Peter Goudie said, is the nickel market, they can't really be judged by past cycles; pretty darn strong and will continue that way.

                    We intend to perform at every phase in the nickel cycle but the nickel market remain strong and supply, in our view, will chase demand for some time to come. We are working to make our existing nickel operations in Canada and Indonesia as competitive as possible, low-cost, and they stack up very well.

                    As you can see by the numbers we showed you, down towards the bottom low $2-range, pretty good in the nickel industry, very good in the nickel industry.

                    Like everyone else, we face the challenge of energy, the Canadian dollar, increased materials cost, but as you can see we are making progress with efficient operation, improving productivity and showing it in terms of the performance that we showed last year; hence we will show again this year.

                    Voisey's Bay is a great success. It started up commercial production four months early, a great ramp up and a great exploration potential to grow that ore body.

                    Construction is underway at Goro; with a good team and we believe we have this under control and Goro will be a great success for Inco. We're expanding at PT Inco and all of those, of course, to supply that great Asian market that Peter Goudie had talked about. And of course, we're looking to get more production out of Ontario and Manitoba.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 38



                    This means a production increase from 2005 to 2009 of something like 45% and we can keep on growing beyond that with the reserves and the resources that we have in which Peter Jones outlined. We've got great cash flow. We've got a very strong balance sheet at the consensus price at our first call, that's $1.4 billion of cash generation, 2006 cash flow per share of $6.30 a pound. As I showed you earlier, at today's prices even higher earnings, cash flow and cash flow per share.

                    So we've got strong financial resources. We've got good cash flow to create value for our shareholders. And lastly, the completion of our friendly acquisition of Falconbridge will truly transform Inco. We will not only become the world's largest nickel company but also a leading and very low-cost copper company.

                    And we'll be diversified in the metals that we produced, where we produce them, and where they're marketed and sold with the properties and the financing to be able to grow.

                    I think the new Inco will be a great opportunity for the Inco and Falco shareholders going forward and also for the management and the people of this company.

                    So in every front, we're making progress; lots of challenges, lots of opportunities. We have been and we will continue to succeed and we're very enthusiastic about where we're going.

                    And with that, we'd be very happy to answer your questions.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 39



                    What we will do is we'll start with investors and analysts in the room followed by those on the conference call. And then afterwards, there will be a reception and hopefully, we can even answer some more questions you might have.

                    People who ask questions, please identify yourself and the firm that you're with when you ask your question. And we'll proceed, as I've said, first with people here and then with people on the phone.

                    So first question.

                    Please.

(Terry Osmond):     (Terry Osmond), (GSO & Associates).

Scott Hand:         Where's (Terry)?  I don't see you.

(Terry Osmond):     In the dark.

((Crosstalk))

Scott Hand:         You're in the dark, (Terry).  Go ahead.

(Terry Osmond):     Two questions. One to Peter Goudie on the market,
                    given the (seamless) expansion on the other metals - other
                    (end users), do you see the shift from (typical) - historical 2/3 stainless steel 1/3 (other) product shift in the near future, number one.

                    Number two is that what is the distribution for China, as a matter fact, in a similar pie chart? And the second question is maybe to you Peter and to you,

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 40



                    Scott, on the Sudbury labor negotiations or the upcoming deadlines. Last time around it was a fairly lengthy strike and the gains were actually quite limited by the (unintelligible) with respect to the Voisey's Bay's - Pete coming in to the system and all. What are issues do you think this time around that you expect the - you'd made a lot of mitigating circumstances and achievement around the couple of years.

                    Thanks.

Scott Hand:         Peter.

Peter Goudie:       (Terry), as far as the future demand and the split between stainless and non-stainless, there is considerable growth and growth potential in both the stainless area and the non-stainless. The stainless area is growing fast. It's growing fast in consumption and in production in China, obviously.

                    And one would have to think that the percentage of nickel demand from stainless is going to increase over the next few years as it has increased for quite a number of years now. Stainless has become a more important part of the pie chart, if you like.

                    So that is going to continue but don't forget the potential and actual growth that's taking place in the non-stainless area. And that's important to us because a lot of those non-stainless areas are where the demands for the value-added products is where Inco has focused for some time.

                    So strong growth in both areas but probably just on the numbers, bigger growth is going forward in stainless. But please do not forget the non-stainless. It is going to grow and it is important.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 41



                    In China, we are seeing a more significant change between the numbers. China has been the biggest on stainless steels so a lot of the demand for nickel, for stainless steel has not been as a China number as being demand for nickel in other countries where the stainless is made. Stainless steel has been imported to China.

                    We're going to see quite a significant change in China as they build a lot of capacity. As I said in the prepared remarks, there's extremely - in terms of capacity of (new) stainless steel opening up in 2006.

                    There's a lot of nickel demand to go with 3 million tons of stainless steel capacity.

Scott Hand:         On the labor I'll ask Peter Jones to respond and then Mark
                    Cutifani - Peter was very much involved in the last negotiations and Mark will be involved in the ones coming up.

                    Peter?

Peter Jones:        I think it doesn't benefit anybody - (Terry), you alluded to the fact that it was a lengthy strike to gain not very much.
                    And I think both sides understand; both sides want an agreement. Now we (settled out) with the Manitoba negotiations late last year where that was settled without a labor stoppage and I think, you know, people were pretty happy with that.

                    Mark, I'm sure will tell you, he's been working very, very hard on relationships in Sudbury. Every indication is that people want to work towards an agreement as a win-win and without a labor stoppage.

                    But Mark?

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 42



Mark Cutifani:      Yeah.  Thanks, Peter.

                    I'd break the issues down into three parts. Firstly, the issues, we've got a three-part demographics with the expansion of the mines, we've got a third of the workforce relatively young and we've also got a competitive workforce compared with 25 years plus served.

                    I think two key issues -- pensions and benefits will remain on the table as will some discussions and some of the issues for the younger workforce. But we've worked - we're working through those sorts of issues and I think we're making good progress.

                    The second part is the relationship. I think we've made a lot of ground in the relationship. We're focused very much on our relationship with our employees and a respectful relationship with the union representatives. And I think we've made ground in both parts. And I'm encouraged by what we've done so far and hopeful in terms of going into the negotiation.

                    And the third part is obviously with the question of merging the operations in the Sudbury, that obviously, is part of the dialog as well.

Scott Hand:         Next question.

(Ray):              Thank you.

                    (Ray) (unintelligible). And I have two questions...

Scott Hand:         Can I do an advertising for you, (Ray)?  I enjoyed your
                    book.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 43



(Ray): Thank you very much, Scott. It's available (four) chapters online.

Peter Jones:        (Ray), I enjoyed your (scotch).  Thank you.

(Ray): I think for (unintelligible), Mr. Jones, first, the - is the diversion of (content) from the Clarabelle Mill dependent on any way on whether or not the Falconbridge transaction goes through?

Peter Jones:        No it really isn't.  I mean, obviously it would make it
                    easier because we get the profit on (creating) the copper concentrate. But it's - it will be a good copper concentrate. It will be a very saleable product. But most likely, it will go to Falconbridge. That's what we've had discussions with.

(Ray):              Thank you.

                    This - the second one was in the press release, you said you raised your 2006 production estimate for nickel at Voisey's Bay. And I wondered if that's because of an increase in tonnage or an increase in grade.

Peter Jones:        It's a little bit of both although we expect grade to be
                    about what we expect it over the year, although the grade so far is a little higher. But essentially, no, the ramp up has gone well. We are a full month ahead of schedule and it just means that we're going to produce more.

Scott Hand:         Next question.

                    Can't see who it is back there. I still - is that (Greg Barnes) there? That one on the stand?

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 44



(Greg Barnes):      (Greg Barnes) from (CDC).  Sorry.  Peter Goudie, just a
                    question on the superalloy nickel market, if you can tell us how big it is, who are the players who produces it, what your position is, just a bit of clarification for all to understand it a bit better.

Peter Goudie:       The superalloy market is biggest, of course, in the USA,
                    second would be in Europe and third would be in Japan. It's a market that's made up by a few very specialized producers and a few producers that make the superalloys together with the range of other products that would be near to the commodity type of product.

                    The biggest names, I guess, are people like (unintelligible) and (Carpenter) and Haynes in the USA.

                    It's an important market for us. It's a market that we've tried to serve for a very long time.

                    It is a market that we're being successful in and continue to have a focus on. But it is also a competitive market.

                    In Japan, it's more producing for the electronics industry, whereas in the US and Europe, it's more for the aerospace industry and the land-based (turbine).

(Greg Barnes):      How much nickel are they (unintelligible)?

Peter Jones:        It's always a difficult number to come up with because of
                    the fact that some of the producers of high nickel alloy, as I said, do produce other products which really don't get into the classification and (they don't always) disclose all the breakdown.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 45



                    I would guess if you're looking at it more from the aerospace industry, you're looking at somewhere between 20,000 and 30,000 tons.

                    But not all of that is the really specialized high (unintelligible) (alloy).

(Greg Barnes):      I guess that's how big (the) specialized market is?

Peter Jones:        I said that the really specialized segment of the market is very small and I'd say it's probably less than 15,000 tons of nickel.

Scott Hand:         Or less than about 1% of the whole world nickel (event
                    here).

Peter Jones:        That's correct.

                    It's a very small segment of the total market.

(Greg Barnes):      Can you tell us (or guess) how big your slice of that market is?

Peter Jones:        Again, because of the - (unintelligible) of getting an
                    accurate breakdown and not knowing what the others supplies are putting into that market, I would really not like to make that guess.

(Greg Barnes):      There are (supplies).

Peter Jones:        Oh yes.

Scott Hand:         Yeah I think it's because they are (unintelligible) on it,
                    Peter. If you look at that small segment and there's been a bit written about it in the press lately; a lot of experts out there are beginning to see.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 46



                    You know, you're looking at, as Peter said, about a 15,000 ton a year market and Inco is - it's important to Inco.

                    It's important to a number of people. And I guess, Peter, the best guess that we can come up with, you look at people who either supply or are capable of supplying in that industry over time, you're probably looking at something - what it is, Peter?

                    Something like ten times that amount of people who could probably supply. People like (unintelligible), you know.

                    Russia did have a aerospace industry once and therefore they're capable of doing it. (Sumitomo) in Japan would be another, and (Jhuwon) in China, (AeroMet) in France. And so there a number of people who do supply it. It's very important. There are a number of people who are capable of supplying it and supplying that industry, so that when you look at it - as we look at it, it's a market we like.

                    It's a market that our (unintelligible) process produces very pure nickel. But it's a competitive market.

                    Is that about right, Peter?

((Crosstalk))

Peter Jones:        That's right, yeah.  And certainly the nickel that has the specification to be able to supply it, we would say, would be in the order of something about ten times the total size of that market.

Scott Hand:         Back in the - very back there.  (Yin Hao) I think has got a question.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 47



(Yin Hao):          Yeah.  (Yin Hao) of National Bank Financial.

                    Just as a follow up on that, how much of the production would be outside under (unintelligible) sort of - that would be a north to the (defense) industry?

Scott Hand:         I think the question is how much is the...

(Yin Hao):          Outside of the (roster) or the concern is with regards to
                    the (defense) industry. I'm not sure they want to (buy some ore) for the Chinese.

Scott Hand:         Well nickel is nickel, as far as I'm concerned.

                    We got a free world market these days.

                    but I think that if you look at the capability to produce as in addition to the amount that is being produced, you're probably looking, Peter, at something like - what, 50,000 tons or something like that?

Peter Jones:        Yes.  Certainly when we said that the total product
                    available to the market is more than ten times what the demand for that segment of the market is.

                    And we said that Noril was included in the numbers we're talking about, we are only including in that number, a very small part of Noril production. That production which comes out of the (carbon mill) process.

                    So in that total number we're only including maybe 6,000 tons of production out of Noril. So the Noril number is a tiny fraction of the numbers that we're putting forward as being valid to that segment.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 48



                    The rest of the Noril product could actually -- I would guess be able to be upgraded very easily to be able to used by that segment as well but we didn't include that in the numbers we're referring to.

Scott Hand:         And I can also say, having going through in the past some of the alloys producers. One of which we used to own and walk to the floors and is very disturbing to me not only to see
                    Inco nickel there but Noril's nickel as well so it does find us way in to the alloy producers in the United States.

                    Next question.

                    Yes?

Man: On behalf of (unintelligible), a quick question on the discussion on (unintelligible) in Norway, who is the scheduled buyer, and where would they get their supplier (to feed from)?

Scott Hand:         From what we've indicated to the regulatory authorities in the United States and in Europe is that one, we think that if a remedy is required, I'm not suggesting one is required, but if one is required we've indicated that one remedy would be the spin off the refinery. And with the supply contract for a certain period of time from the new Inco to supply that so a lot of the supply to the Falconbridge Refinery are the new refinery, whatever its name, with the marketing group, would come from us over a period of time.

                    And it would also come from materials that they've already received from Africa. And over time, they would be developing alternatives and additional feeds to run that refinery. That's the concept that we've been talking about.

                    Other questions, in the back.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 49



Man: (Unintelligible) JMP Securities. I had a follow-up question. Can we talk about the remaining regulatory hurdles that stand in the way of finishing the acquisition and (unintelligible) done by the extended deadline on the 28th?

Scott Hand:         Essentially, where we are is that we've gotten, as I
                    indicated in the my remarks, the approval from the Canadian
                    Competition Authorities, the two that remain are the United
                    States Department of Justice and the European Commission, we indicated that we have substantially complied with the second request from the Department of Justice in January and they're required to give us a response or would normally give us a response in about 30 days.

                    We're talking, therefore, at the end of this week or early next week.

                    The European Commission -- we submitted what they call a CO, that's a very detailed document that responds to the questions that they have, that was submitted I think around the five weeks from the 24th of February. So we will expect to get a response from the European Commission, I think around the 24th of February.

                    Those are the two days were looking at right now and depending upon what the response is from them, we will then decide what the timing would be for the offer. And that's where we are so we're waiting to hear from those two.

                    We have worked with both of them. We had a number of meetings with both, submitted a lot of information. It's been a (work and life) process with both of them. They are charged with the responsibility to make their determination. They talk to us, they talk to competitors, they talk to customers, that's what is done. It's a confidential process and it is one that is

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 50



                    proceeded maybe some people say a little longer than we would have anticipated.

                    I guess it is normal when you have to make a second request and assume and put together all this documents and that's where we are and we would hope to have responses that are indicated towards the end of this week from Washington and towards the end of the following week, I guess the 24th. Or thereabout from the European Union, that's where we are

Man: I have two more questions. Last week after Falconbridge released their earnings, in the release, they have about a dozen labor negotiation set up for this year, just maybe a comment on that and the other question I had was (as the CAPEX increase at Goro and the effect it'll have on the projects IR.

Scott Hand:         On the - I really can't comment on the labor negotiations
                    that Falconbridge has. You're right, there are a number of them. They got a lot of plants around Canada and other parts of the world. So they would have more negotiations, I guess than we would because of large concentration in Sudbury, something like that. I really can't comment on that other than to say something, and I will learn more about once we've successfully complete the acquisition.

Man:                (So your plate would be full).

Scott Hand:         Excuse me?

Man:                (I wanted to say your plate would be full).

Scott Hand:         Yes we've learned how to do these kind of things, and we're getting better and better by the day.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 51



                    And as to Goro, I'll let Peter Jones comment on that.

Peter Jones:        What was the question again?

Scott Hand:         I'm sorry, the question was, I think you said if there were a higher capital cost than the one 8.78 billion, what might the returns be like?

((Crosstalk))

Man: ...directly, the CAPEX is going to come in towards the upper end and plus 15% higher than that estimation, and the IRR being given the presentation is for the bottom end, so I was wondering what IRR would be after the (unintelligible).

Peter Jones:        For that 15% he might drop it by 1% or so.

Scott Hand:         Still, if you look around and you look at people seeking to build nickel projects today and the kind of prices they have to use to even get a cost to capital rate of return 10%,the
                    Goro project was pretty damn good.

                    Any other questions from the audience before we take them from, I say the telephone but there must be something other than that?

                    Any other question from the audience?

                    Okay, we will take questions from the telephones.

Operator:           Ladies and gentlemen, if you would like to register a
                    question, please press the 1 followed by the 4 on your telephone.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 52



                    You will hear a three-tone prompt to acknowledge your request.

                    If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

                    If you're using a speakerphone, please put your handset before entering your request.

                    One moment please for the first question.

Scott Hand:         Any questions?

Operator:           Our first question comes from the line of (Rob Davis).

                    Please proceed with your question

(Rob Davis):        All right, good afternoon.

                    I just want to follow up with an answer to a question that you gave earlier, I guess, regarding the (feed) supply to the nickel (work) refinery. You mentioned that resources, perhaps in Africa, in my understanding right now is that this refinery - there are two types of nickels that really go into some of the superalloys -- specifically to the aerospace and defense industry and those, generally, really come from Inco, Falconbridge, or Aramec.

                    Can you a little bit more specific as to whether their mines are really globally either, you know, have that type of nickels that can produce or have reserves that can eventually be produced, something else that could, you know, the next let's three or five, (unintelligible) years, from a realistic ultimate feed stock?

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 53



Scott Hand:         One thing - my operating friends will correct me if I'm
                    wrong, but you shouldn't worry about the nature of the feed coming from one place to the other, as a refinery is able to take feeds they receive and turn it in to the kind of nickel they produce and the take out the impurity.

                    So it's not the nature of the feed that would be any concern. The Falconbridge Refinery in Norway can take all sorts of feeds, indeed they do, one of the more versatile refineries in world to do that.

                    As to the feed, what I said was is that there would be a feed arrangement with the new Inco to receive what they're currently receiving from Sudbury. That would be one.

                    The second would be they have current arrangements with the
                    - I believe is the (Sate) operation in Botswana which currently feeds them that would continue, it's under contract. Those will be the two main sources of feeds to run the refinery going forward should it be required to be spun off as a remedy to address any concerns than any trust authorities would have in Europe and the United States.

                    Overtime, the management of that new company or the ownership should it be bought by a competitor would be feeding it either, if we were competitor, with feeds they would have or they'll be looking for developed feeds around the world and that happens all the time.

                    Witness what Inco has been doing for the past five or so years. We've been buying concentrates from Australia. The management team of this new operation will be out looking for additional feeds once the contract with the new Inco terminated, but it's there for sufficient period of time to allow the

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 54



                    new management in the new company to do it and I've stressed, should a remedy be required?

                    As we indicated before in the areas that you've read about in the newspapers, or a lot of you have read about the newspapers, the superalloy industry, we believe it's a well-supplied industry (headed) by people who do supply or could supply, and therefore, we don't see any serious competition issues.

                    This remedy is offered if required.

(Rob Davis):        Are you suggesting that the feed that you gave to nickel
                    work right now, or the (stock and bridge) gets to (nickel work) right now is nothing really that unique to Inco or Falconbridge? I mean, there was nothing special about it that couldn't be produced by another standard nickel provider or many others?

Scott Hand:         Nothing special. It's a very versatile refinery in Norway.
                    It can take feeds from all over the world.

(Rob Davis):        And in terms of developing new feeds just a matter of a few years and genetic projects you should be able to supply?

Scott Hand:         The reason we're talking about a contract is to - one, to
                    get them started and give them time to find other feeds to act as an independent operation. They'll be independent anyway. They'll be marketing again should that happen but to give them a chance to find other feeds.

(Rob Davis):        Okay, thanks very much.

                    I appreciate your being specific with that answer.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 55



Scott Hand:         Yes, okay.  Next question.

Operator:           Our next question comes from the line of (Asemit Seigo) of
                    Credit Suisse First Boston. Please proceed with your question.

(Asemit Seigo):     Hi, good afternoon.  On the antitrust, if the authorities
                    decide that the spin-off and supply contract is not a viable entity. What other options are there?

Scott Hall:         I'm afraid - (what's the question)?

Man: If it turned down, that spin-off, what other options are there?

Scott Hall:         I don't like to deal on hypotheticals.

                    Right now we're in confidential discussions with the Department of Justice and the European Union.

                    I think those discussions should be between ourselves and them.

                    What we've indicated is that we believe that that the remedy we've outlined and publicly disclosed when we announced this deal back in October does it. Are there other remedies? There may be, but what I'm saying is if a remedy is required, we think this is a very good one and I really can't go beyond that.

(Asemit Seigo):     So is it - to say that you believe there is a commercially viable solution to the high grade antitrust problem?

Scott Hall:         (Unintelligible) you're not coming through very well.

(Asemit Seigo):     Is there a commercially viable solution to the high grade
                    nickel antitrust issue?

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 56



Scott Hall:         Well, yes.  We wouldn't be proposing something if we didn't think it was commercially viable.

                    And that's the judgment, of course, that the regulatory agencies will make in Washington and Brussels if it's decided that a remedy is required.

(Asemit Seigo):     Thank you.

Scott Hall:         All right.

Operator:           Ladies and gentlemen as a reminder, to register for a
                    question please press the 1 followed by the 4 on your telephone.

Scott Hall:         Any more questions?

Operator:           There are no questions at this time.

Scott Hall:         Any more questions from the floor?

                    I got a couple more questions from the floor. Yes?

Woman:              (Unintelligible).

Scott Hall:         You know, I really can't judge on that.  There is a second phase -- a question what is the prospect there might be the second phase in Europe?

                    I can't answer that other than to say that the European Union has until around the 24th of February. It could go a little bit longer if we get into a remedy

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
                                                        Confirmation #: 21280521
                                                                         Page 57



                    discussion, there is determination, I believe, they get in to March before any determination would be made.

                    Will it be cleared or would a second phase be required?

                    If there is a second phase, the second phase will go for a few months.

                    It's a prescribed process, procedure, and periods of what happened. I believe it's about a few months.

                    So I can't make a judgment at this point because the European Union is still looking at it.

                    Do I - yes?

Man:                (Unintelligible)?

Scott Hall:         Peter?

Peter Jones:        I'm just trying to think, while last year was a...

((Crosstalk))

Peter Jones:        ...I think it was for copper, but the big difference is that
                    $2 to $2.10 with an 80 cent exchange rate and our current one is an 85 exchange rate and $1.80 copper.

                    So exchange rate automatically adds over 15 cents a pound as compared to $2 to $2.10.

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Man:                (Unintelligible).

Peter Jones:        And it was $1.80.

                    It's probably a little bit higher.

Scott Hall:         The only thing to stress though, as I was saying when you
                    look at our cash cost of 2.30 - 2.40, whatever that kind of a number, you then look at our cash cost with a run rate of Voisey's Bay knocking off another 15 cents.

                    If you then look at the fact that we are maximizing production and incurring to do it and I'm referring to the diesel that we're - diesel fuel that we're using out in Indonesia and the fact that we are running full out in lower grade mines in Sudbury. If you take it all into account, you can see our gross down - bridging down towards the $2 a pound, in that range, and that's with an 85 cent Canadian dollar.

                    That's with all the higher energy cost you're talking about today. That's with all the materials cost that people are incurring.

                    I say to you that anybody who can have cash cost down in that $2 range has got to be the best in the industry and that's what we're doing.

                    Question?

(Terry Ormon):      Thanks.  (Terry Ormon), and just to follow-up on that,
                    Scott, (unintelligible) accountable at 2007 (TGM) production going to be a higher number in 2006, I don't know what number is going...

((Crosstalk))

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Scott Hall:         No, no.  He said it was going to be 400,000 ounces and he's working like hell to make it bigger.

(Terry Ormon):      And in 2006 - 2007 is just going to be the...

Scott Hall:         Oh, 2007, sorry.  So I'll make sure we know what you're
                    supposed to be doing.

(Terry Ormon):      What are the target range that we can talk about, number 1, and number 2 where is the feed for that going to come from?
                    Sudbury and (unintelligible) and another question I have actually is on the exploration number that you have, I think it is a new high for exploration, not on real dollar term for Inco, but because Voisey's Bay going to be (confirm) with that.

                    And the third question actually is on the (unintelligible) expenditures and (unintelligible) great breakdown in your (unintelligible) but the numbers keep coming down which probably is because of (unintelligible) is coming down? Thank you.

Scott Hall:         I'll try and answer it.

                    Now I'll ask Mark to talk about PGM first. Where is all that feed going to come from?

Mark Cutifani:      Thanks, Scott.

                    (Terry), what we are doing is we're pushing the Coleman mine as showed in our presentation and also we have some other targets that we're changing as well.

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                    We would expect to certainly do much better than 400 coming in to 2007, but were careful in providing anything more than at the moment on the basis that we are still formulating some of (the mine) plans but we'll certainly find it shifted by material amount.

Scott Hall:         I think under sustaining, capital we have made a lot of
                    investment on a number of areas of the asset plan, the oxygen plan, some investments that you've seen up in the Thompson for cobalt handling, and those sorts of things so that a number like we have for sustaining capital is in fact, given the fact that our depreciation, is what - about
                    475 million...

((Crosstalk))

Scott Hall:         ...455 sustaining and sustaining CAPEX of three - something.
                    That's not bad. And, of course, it does represent -- we got a new facility at Voisey's Bay.

                    Did that answer your question?

                    For exploration. (Nick) here wishes it was higher.

                    But it does represent, you know, more exploration at Voisey's Bay, we're very encouraged there.

                    It does represent more exploration as we indicated up in Sudbury.

                    Everybody keep saying, or saying that Sudbury's been around for a hundred years and is getting tired. Well, it's not. There are great prospects up there.

                    You can see what we're able to do and with - PGM potential there. There's a lot of area and of course we control a lot of it so there's great potential there

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                    and, you know, if we're going to grow our production like we are, that 45% growth for the year 2009 - we got to do some exploration to develop some new mines particularly in Sudbury and to do the exploration, we're going to up at (1D) to have that ore body grow, to continue production in Thompson.

                    Well, those some of the main reasons why exploration is higher plus some grassroots exploration as well.

                    But (Nick's) not happy. He wants more.

                    Any other questions?

                    Well, thank you very much. We appreciate your coming.

                    I think that you will see that we are delivering consistent and reliable production. I'd say our cost position is very good -- one of the best in the industry. We are growing very well with Voisey's Bay, Goro, and PT Inco and also on Ontario and Manitoba, and very importantly, we're working real hard to create a new Inco.

                    Let's see where the regulatory agency has come out. We want to get ahead and put these two companies together and deliver value to the shareholders of Inco and also to the shareholders of Falconbridge.

                    Thank you very much and there are refreshments for those of you who are here in the back of the room.

                    Many thanks.

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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             02-14-06/2:00 pm CT
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                                                                         Page 62



Operator:           Ladies and gentlemen, for those of you who did ask questions and were not able to ask them to the speaker you will be - well, somebody from the company will be getting in contact with you.

                    And that does conclude the conference call for today.

                    We thank you for your participation and ask that you please disconnect your line.


                                       END